UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MICROFLUIDICS INTERNATIONAL CORPORATION

(Name of Subject Company)

MICROFLUIDICS INTERNATIONAL CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

595073107

(CUSIP Number of Class of Securities)

Michael C. Ferrara

President and Chief Executive Officer

30 Ossipee Road

Newton, Massachusetts 02464

(617) 969-5452

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Jonathan L. Kravetz, Esq.

Megan N. Gates, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Microfluidics International Corporation (the “Company”) by IDEX Corporation (“IDEX”) pursuant to the terms of an Agreement and Plan of Merger, dated January 10, 2011, by and among the Company, IDEX and Nano Merger Sub, Inc., a wholly-owned subsidiary of IDEX:  (i) a letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s stockholders regarding the proposed acquisition, (ii) an e-mail from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s employees regarding the proposed acquisition, (iii) a letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s customers regarding the proposed acquisition, (iv) a letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s sales representatives regarding the proposed acquisition, and (v) the transcript of the Company’s conference call held on January 11, 2011 at 8:30 a.m. (Eastern time) regarding the proposed acquisition.

Letter from Michael C. Ferrara, CEO of Microfluidics

January 11, 2011

Dear Shareholder,

I would like to take this opportunity to share some exciting news with you. This morning, Microfluidics International Corporation (OTCBB:MFLU) announced in a press release (read it online) the proposed acquisition of our company by IDEX Corporation (NYSE:IEX) for $1.35 per share, net to the seller in cash, and subject to adjustment as provided in the definitive agreement between Microfluidics and IDEX. We believe this transaction best meets the needs of our customers while maximizing shareholder value and producing the liquidity our shareholders deserve.

Over the last few years, Microfluidics completed a significant transformation-evolving into an innovative, efficient and financially stable technology provider with a robust product line that continues to serve as the gold standard for nanomaterials processing, particularly for pharmaceutical applications. We’ve introduced valuable new products and services, including revolutionary MRT continuous crystallization technology, and have taken steps to turn the company around financially. However, being a public company with a sub-$10 million market capitalization has its challenges, and organic growth can only take a company of our size to a certain point.

We explored a full range of strategic alternatives, including a continued focus on organic growth, potential mergers, acquisitions, and taking the Company private, among other possibilities. We ultimately determined that the value of our technology could best be realized by a larger company such as IDEX with more robust sourcing and distribution channels as well as a broader product pipeline.

I will be holding a conference call at 8:30 A.M. Eastern Time today to discuss the proposed transaction.  To join the call, dial 800.659.1966 (within the United States) or 1 617.614.2711 (outside the United States). The passcode is 85948002.

A replay of the call will be available for one week beginning at approximately 11:30 A.M. Eastern Time today. To access the replay, dial 888-286-8010 (inside the United States) or 1 617-801-6888. The replay passcode is 91668867.

The tender offer and merger are subject to the satisfaction of customary closing conditions, including successful tender of a majority of the outstanding shares of Microfluidics common stock. You will receive a Schedule TO and a Schedule 14D-9 in the mail that provide further details on this potential transaction. I ask for your support of this transaction as it benefits our shareholders and customers, and we believe that it provides for a strong future for the Company.

Sincerely,

Michael C. Ferrara

President and Chief Executive Officer

Microfluidics International Corporation

Important additional information will be filed with the SEC and distributed to shareholders of Microfluidics.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Microfluidics. The tender offer for shares of Microfluidics common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, IDEX and its wholly owned subsidiary, Nano Merger Sub, Inc., intend to file with the SEC and mail to Microfluidics shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Microfluidics intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about IDEX, Nano Merger Sub, Inc., Microfluidics, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by IDEX, Nano Merger Sub, Inc. and Microfluidics through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of IDEX or Microfluidics.

TO ALL MICROFLUIDICS EMPLOYEES:

I am pleased to announce today that Microfluidics has agreed to a proposed acquisition of our company by IDEX Corporation (press release is attached and in email text, below). Based in Lake Forest, IL and traded on the New York Stock Exchange (NYSE:IEX), IDEX is a global leader in the fluidics field, generating more than $1.3B in product revenue in 2009. They specialize in the movement of high value liquids and gases as well as other specialty markets that directly serve the pharmaceutical production space, among others. IDEX is known for identifying the best technology in the field—particularly from small, niche companies—bringing it in-house and building strong business units around these acquisitions.

While the Leadership Team, internal team and outside advisors have worked very hard over the last several months to bring together this transaction, each of you has contributed significantly to the transformation of our Company—which ultimately made this deal possible. I want to personally thank you for your commitment to building our Company and our technology like the LV1. As a team, we have introduced multiple new products, taken steps to improve financial performance and become the technology and quality gold standard in the pharmaceutical space with a loyal customer base of leading companies. This transaction is obviously a big change, but our hard work has resulted in this new opportunity and we believe that IDEX is the ideal partner for us.

What does this mean for employees who own stock and/or options?

•                  IDEX has agreed to purchase all outstanding shares of Microfluidics for $1.35 per share, net to the seller in cash, which represents a premium of approximately 69% over Microfluidics’ volume-weighted average share price during the 30 trading days ending January 10, 2011, the last trading day prior to this announcement, and a 75% premium over Microfluidics’ volume-weighted average share price during the 90 trading days ending January 10, 2011.

•                  Microfluidics option holders will have the right to receive an amount in cash equal to the product of (a) the total number of shares underlying each option and (b) the excess, if any, of $1.35 over the exercise price per share subject to the option, less any required withholding taxes.

We expect the transaction to close in the first quarter of 2011, following completion of the tender offer and subject to satisfaction of customary closing conditions. In the meantime, Microfluidics will operate as is—meaning it is business as usual. We are still in the process of working with IDEX to finalize the transition plan and the Leadership Team and I will continue to regularly update you as we receive additional information. After the transaction has closed, we will conduct weekly communications every Friday to help you learn more about IDEX and the role Microfluidics will have within the organization moving forward.

Many of you have been with Microfluidics for many years and others have joined more recently. No matter how long you have been with the Company, your performance helped make this transaction possible and, on behalf of the Leadership Team, I want to thank you. We are proud and excited to announce this agreement today and look forward to answering your questions. The Microfluidics Leadership Team, including myself and Kevin Hostetler, Vice President Group Executive Fluid & Metering Technologies from IDEX, will host an all-employee meeting this morning at 9:30 AM in the Newton room to discuss the agreement in more detail with you. If you are unable to attend or will be calling in remotely, you can dial in using the following conference call numbers:

•              Local: 585.697.3390

•              Toll-free: 800.669.6180

•              France: 0800905139

•              Passcode: 460032

Sincerely,

Michael C. Ferrara
President and Chief Executive Officer
Microfluidics

IDEX Corporation Signs Agreement to Acquire Microfluidics International Corporation

—Microfluidics’ shareholders to be offered $1.35 per share in cash—

—Microfluidics to host conference call on January 11, 2011 at 8:30 AM ET—

Lake Forest, IL and Newton, MA—January 11, 2011—IDEX Corporation (NYSE: IEX) today announced that it has entered into a definitive merger agreement to acquire Microfluidics International Corporation (OTC Bulletin Board: MFLU) for $1.35 per share, net to the seller in cash, and subject to adjustment as provided in the merger agreement.  The transaction is expected to close in the first quarter of 2011.

The $1.35 per share cash purchase price represents a premium of approximately 69% over Microfluidics’ volume-weighted average share price during the 30 trading days ending January 10, 2011, the last trading day prior to this announcement, and a 75% premium over Microfluidics’ volume-weighted average share price during the 90 trading days ending January 10, 2011.

Microfluidics is a global leader in the design and manufacture of laboratory and commercial equipment used in the production of micro and nano scale materials for the pharmaceutical and chemical markets. Microfluidics is the exclusive producer of the Microfluidizer® family of high shear fluid processors for uniform particle size reduction, robust cell disruption and nanoparticle creation.  Microfluidics’ product and service offerings will enhance IDEX’s micro fluidics and micro particle technology position.  Headquartered in Newton, MA, Microfluidics achieved $16M in revenue in 2009.  Microfluidics will operate as a stand-alone business within the IDEX Fluid and Metering segment.  Microfluidics is expected to be accretive to IDEX’s earnings in 2011.

The merger agreement provides for a wholly-owned subsidiary of IDEX to commence a tender offer to purchase all outstanding shares of Microfluidics. The Microfluidics Board of Directors unanimously determined that the offer and the merger are fair to and in the best interests of Microfluidics and its shareholders. The Board approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer, and recommended that holders of shares of Microfluidics common stock accept the offer and tender their shares in the offer.

In connection with the acquisition, Global Strategic Partners, LLC (GSP), a wholly-owned subsidiary of Celgene Corporation (NASDAQ: CELG), has agreed, subject to the same conditions as the offer, to sell to IDEX the Microfluidics $5,000,000 debenture previously issued to GSP (which is convertible for shares representing, after giving effect to such conversion, approximately 28% of the outstanding shares of Microfluidics based on shares outstanding at December 31, 2010) and to cancel all outstanding warrants to purchase Microfluidics common stock held by GSP.

In addition, Irwin Gruverman, the founder and a major shareholder of Microfluidics, as well as each of Microfluidics’ directors and executive officers, have agreed to tender their shares in the offer; these stockholders own shares representing approximately 16% of the outstanding shares of Microfluidics at December 31, 2010.

The merger agreement provides for a two-step transaction. The first step will be a cash tender offer for all outstanding Microfluidics common stock, which is expected to commence in January 2011. In a second step merger, any untendered shares of Microfluidics common stock (other than those of dissenting holders) will be converted into the right to receive the same price paid in the offer. The tender offer and merger are subject to the satisfaction of customary closing conditions, including successful tender of a majority of the outstanding shares of Microfluidics common stock. There are no financing or regulatory conditions to the consummation of the transaction, nor is the transaction subject to approval by the shareholders of IDEX.

Commenting on the transaction, IDEX Chairman and Chief Executive Officer Larry Kingsley stated, “We are thrilled that Microfluidics has decided to join the IDEX team. Microfluidics’ leading technology in particle size reduction and nanoparticle creation adds enabling technology to one of our key platforms supporting pharmaceutical research and production. Combining Microfluidics with our Quadro and Fitzpatrick pharma platform will allow for significant growth opportunities across the globe. We welcome the Microfluidics team to IDEX.”

Microfluidics’ Chief Executive Officer Michael C. Ferrara stated, “Microfluidics has completed a significant transformation— evolving into an innovative, efficient and financially stable technology provider with a robust product line that continues to serve as the gold standard for nanomaterials processing, particularly for pharmaceutical applications. As we look to the future, we believe the full potential of our technology can best be realized by a larger company with robust sourcing and distribution channels and complementary lines of innovative products. We are confident that IDEX—known as a global leader in the fluidics field across multiple platforms—is the ideal partner for Microfluidics. We believe that this proposed acquisition best meets the evolving needs of our global customers while also producing the value and liquidity that our shareholders deserve. We look forward to working with IDEX to complete the transaction in the first quarter of 2011.”

Latham & Watkins LLP and Hodgson Russ LLP represented IDEX in the transaction. America’s Growth Capital, LLC served as the financial advisor to Microfluidics and provided a fairness opinion to the Microfluidics Board of Directors. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. served as legal counsel to Microfluidics.

About IDEX Corporation

IDEX Corporation is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ exacting specifications. Its products are sold in niche markets to a wide range of industries throughout the world. IDEX shares are traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol “IEX”.

For further information on IDEX Corporation and its business units, visit the company’s Web site at www.idexcorp.com.

About Microfluidics International Corporation

Microfluidics (OTCBB: MFLU) is the exclusive producer of Microfluidizer® high shear fluid processors for uniform particle size reduction, robust cell disruption and bottom-up nanoparticle creation. Used primarily by pharmaceutical, biotechnology, chemical, cosmetic, nutraceutical/food and energy companies to research, develop and improve products with efficient processes, more than 3,000 Microfluidizer processors are installed at customer sites in 50 countries around the world. The innovative Microfluidics Technology Center, located at the Company’s headquarters outside Boston, MA, is staffed by expert engineers with a wide range of nanotechnology and application experience for Proof of Concept and Process Development services.

By producing smaller particle sizes and a more narrow distribution than other technologies, with scaleup from lab to production guaranteed, Microfluidics International Corporation enables companies to create tiny particles that achieve big results. To learn more, visit www.microfluidicscorp.com.

Conference Call Information

Michael C. Ferrara, President and Chief Executive Officer of Microfluidics, will host a conference call and live audio webcast at 8:30 A.M. Eastern Time today, January 11, 2011, to discuss the proposed transaction. Participants are invited to attend the call by http://www.microfluidicscorp.com/investors and clicking on the webcast visiting link, or by dialing 800-659-1966 (within the United States) or 1 617-614-2711 (outside the United States). The passcode is 85948002.

A replay will be available for one week beginning approximately two hours after the live call. To access the replay, dial 888-286-8010 (within the United States) or 1 617-801-6888 (outside the United States). The relay passcode is 91668867.

Important additional information will be filed with the SEC and distributed to shareholders of Microfluidics.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Microfluidics. The tender offer for shares of Microfluidics common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, IDEX and its wholly owned subsidiary, Nano Merger Sub, Inc., intend to file with the SEC and mail to Microfluidics shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Microfluidics intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about IDEX, Nano Merger Sub, Inc., Microfluidics, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by IDEX, Nano Merger Sub, Inc. and Microfluidics through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of IDEX or Microfluidics.

Contacts:

IDEX Corporation:

Heath Mitts

VP - Corporate Finance

847-498-7070

Microfluidics International Corporation:

Peter Byczko

Vice President of Finance and

Chief Accounting Officer

(617) 969-5452, ext. 243

Investor Relations Contact:

Kari Watson or Doug MacDougall

MacDougall Biomedical Communications

(781) 235-3060

Letter from Michael C. Ferrara, CEO of Microfluidics

January 11, 2011

Dear Valued Customer,

I would like to take this opportunity to share some exciting news with you. This morning, Microfluidics International Corporation (OTCBB:MFLU) announced in a press release (read it online) the proposed acquisition of our company by IDEX Corporation (NYSE:IEX). We believe this transaction will significantly benefit our customers by placing Microfluidics technology in the hands of a company uniquely positioned to capture its full potential. We also want to thank you for helping to make this transaction possible as our blue chip customer base was clearly a point of attraction for IDEX.

IDEX is a global fluidics leader serving high-growth specialized markets in a number of industries. They are known for their expertise in highly engineered fluidics systems and components, including analytical instrumentation, clinical diagnostics, and drug discovery as well as equipment used in pharmaceutical research and production. We believe that our technology is a clear fit within the IDEX portfolio and that IDEX, through its robust sourcing and distribution channels and additional complementary lines of innovative products, will best leverage the potential of Microfluidics technology.

Specifically, we believe customers will benefit from:

•                  Integrated access to the broad platform of complementary IDEX state-of-the-art fluid systems technologies and services

•                  Extensive global infrastructure, including expanded research and development opportunities, manufacturing, sales and customer service

•                  Continued advancement of cutting-edge automation focused on providing innovative workflow solutions and improving productivity

We expect the transaction to close in the first quarter of 2011, pending consummation of the tender offer and satisfaction of customary closing conditions. Most importantly, business will continue as usual. Quoted prices remain the same, shipments will continue on time and the Microfluidics products you have come to rely on will continue to be available. Rest assured, we are working closely with IDEX to ensure a smooth transition for our customers. The Microfluidics management team will keep you informed as we move closer to closing the transaction. In the meantime, please feel free to contact us directly if you have questions or concerns.

Again, I thank you for your continued support of Microfluidics and appreciate the opportunity to continue serving you in the future with gold standard products and services for innovative nanomaterials processing solutions.

Sincerely,

Michael C. Ferrara

President and Chief Executive Officer

Microfluidics International Corporation

Important additional information will be filed with the SEC and distributed to shareholders of Microfluidics.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Microfluidics. The tender offer for shares of Microfluidics common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, IDEX and its wholly owned subsidiary, Nano Merger Sub, Inc., intend to file with the SEC and mail to Microfluidics shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Microfluidics intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about IDEX, Nano Merger Sub, Inc., Microfluidics, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by IDEX, Nano Merger Sub, Inc. and Microfluidics through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of IDEX or Microfluidics.

Letter from Michael C. Ferrara, CEO of Microfluidics

January 11, 2011

Dear Reps and Distributors,

I would like to take this opportunity to share some exciting news with you. This morning, Microfluidics International Corporation (OTCBB:MFLU) announced in a press release (read it online) the proposed acquisition of our company by IDEX Corporation (NYSE:IEX). We believe this transaction will significantly benefit our customers by placing Microfluidics technology in the hands of a company uniquely positioned to capture its full potential. We also want to thank you as your role in growing our business helped make this transaction possible and assure you that representative agreements remain fully in force, including commission structures and payments.

IDEX is a global fluidics leader serving high-growth specialized markets in a number of industries. They are known for their expertise in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products. We believe that our technology is a clear fit within the IDEX portfolio, specifically their established pharma platform, and we further believe that IDEX, through its robust sourcing and distribution channels and additional complementary lines of innovative products, will best leverage the potential of Microfluidics technology.

We also believe this proposed transaction will significantly benefit you by providing access to additional products and services for your customers. In the letter (read it online), we assure customers, and likewise want to assure you, that we are working closely with IDEX to ensure a smooth transition. Quoted prices remain the same, shipments will continue on time and the Microfluidics products your customers have come to rely on will continue to be available.

We expect the transaction to close in the first quarter of 2011, pending consummation of the tender offer and satisfaction of customary closing conditions. Rest assured, the Microfluidics management team will keep you informed as we move closer to closing the transaction. In the meantime, please feel free to contact us directly if you have questions or concerns. As a valued representative of Microfluidics, again, we want to thank you for your commitment to our Company and our technology.

Sincerely,

Michael C. Ferrara

President and Chief Executive Officer

Microfluidics International Corporation

Important additional information will be filed with the SEC and distributed to shareholders of Microfluidics.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Microfluidics. The tender offer for shares of Microfluidics common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, IDEX and its wholly owned subsidiary, Nano Merger Sub, Inc., intend to file with the SEC and mail to Microfluidics shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Microfluidics intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about IDEX, Nano Merger Sub, Inc., Microfluidics, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by IDEX, Nano Merger Sub, Inc. and Microfluidics through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of IDEX or Microfluidics.

TRANSCRIPT

MFLU - IDEX Corporation Signs Agreement to Acquire Microfluidics International Corporation - conference call

Event Date/Time: Jan. 11. 2011 / 1:30PM GMT

CORPORATE PARTICIPANTS

Michael Ferrara

Microfluidics International Corporation - CEO

Peter Byczko

Microfluidics International Corporation - VP of Finance, CAO

CONFERENCE CALL PARTICIPANTS

Andrew Shell

- Analyst

Douglas Schultz

Dominick & Dominick - Analyst

PRESENTATION

Operator

Good morning and welcome to the Microfluidics merger announcement conference call. Before we begin our discussion I would like to caution listeners that today’s speakers will be making forward-looking statements. Such forward-looking statement relate to the expected timing for completion of the transaction, the ability to complete the acquisition and the likely effect of the transaction on Microfluidics and IDEX’s businesses.

Please be advised that a brief question-and-answer period will be held at the close of the call. I will now turn the call over to Michael Ferrara, President and Chief Executive Officer of Microfluidics International Corporation.

Michael Ferrara - Microfluidics International Corporation - CEO

Thank you, Jennifer. Good morning. Thank you all for joining us. It’s an exciting day for our Company, Microfluidics. I look forward to talking to you about our news. Joining me on the call is Peter Byczko, our Vice President of Finance and Chief Accounting Officer.

As you know, this morning we issued a press release announcing the proposed acquisition of Microfluidics by IDEX Corporation, two companies with synergistic technology platforms and pipelines. Microfluidics generates, as you know, approximately $18 million in revenue annually. It is the exclusive producer of the Microfluidizer, high shear fluid processors used by our pharma customers, biotech, chemical, cosmetics, nutraceutical food and energy to research, develop and improve their products using nanotechnology.

Specifically over the last few years we have focused on innovation and R&D and our products and technology, along with quality, have become the gold standard for the nanomaterials processing in the pharma business.

IDEX — global leader in fluidics field with a 2009 revenue base of $1.3 billion. IDEX specializes in the movement of high-value liquids and gases, as well as other specialty markets, that primarily serve pharma in the production space. These products are sold in specialty markets to a wide range of industries throughout the world across four business segments.

We expect Microfluidics technology will be a strong complement to the already established pharma platform within the IDEX portfolio. We feel IDEX is an ideal partner for Microfluidics. While we believe that this deal clearly maximizes shareholder value and produces liquidity that our shareholders deserve, it also places the technology we covet in the hands of a company that’s uniquely positioned to capture its full potential over the long term.

Let me tell you how we got here. As you know, Microfluidics has had really a significant transformation over the last three years. We’ve introduce valuable new products and services including the LV1, and we really have moved MRT forward as continued crystallization technology, which established us as the leader in the pharmaceutical business.

We’ve also taken steps to run our Company soundly financially delivering more consistent, positive financial performance through a robust blue-chip customer base which any company and ours would be proud to serve. This being said, being a public company with a sub $10 million market cap with revenues below [$20 million] is very challenging.

Organic growth can take our Company only to a certain point and it’s difficult for a small company to absorb the normal quarter-to-quarter lumpiness that’s inherent in this business, particularly while — when our served markets are relatively small globally. You also have the real cost of being public and we estimate that can run in some years as much as $1 million per year.

My job as CEO when I came here three years ago is to unlock fair value for our shareholders. Over the last 12 months the Board and I explored a full range of strategic alternatives, including a continued focus on organic growth because I’m an operator, I like to operate; potential mergers, acquisitions; taking the Company private, among others. We ultimately determined the value of Microfluidics’ technology could be best realized by a larger company with more robust sourcing and distribution channels and a broader pipeline of pharma.

Our work building this business over the last three years created an interesting and attractive investment opportunity for a potential acquirer and directly speaks to the quality of the partner we are able to attract and the deal terms we’re able to negotiate. The deal terms, as you know in the release, are all cash, $1.35 per share, which represents an impressive premium of 75% over the volume weighted average share price in the last 90 days.

With regards to the specifics of this transaction, the merger agreement calls for a two-step process. The first step will be a cash tender offer for all Microfluidics’ outstanding common stock. We expect that to commence this month in January. In a second step merger, any untendered shares of Microfluidics’ common stock will be converted into the right to receive the same price paid in the offer.

The tender offer and merger are subject to satisfactory customary closing conditions including successful tender of the majority of outstanding shares of Microfluidics common stock. There’s no financing or regulatory conditions to the consummation of this transaction, nor is the transaction subject to approval by IDEX shareholders. We are hopeful and expect the transaction to close in the first quarter of 2011.

In closing, we’re really excited by the news we brought you today. We’re proud of the transformation driven by our customers, driven by our employees, to make Microfluidics a successful, well-run company. We believe this transaction with IDEX validates the strength of the business and its potential to support and benefit a much broader client base and customer base.

On behalf of everyone here in Boston at Microfluidics I want to thank you for all our shareholders for your support. Hope you consider this offer. I want to thank the team members of Microfluidics who worked very hard to bring about today and making today a reality. This concludes the prepared remarks. I’ll now turn the call over to the operator for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions).

Michael Ferrara - Microfluidics International Corporation - CEO

I had an old boss — this is for Ferrara — that said you’ve got to wait 30 seconds and see what happens. But I’m planning a little later today, Peter and I will be calling all our shareholders that we know and chatting about the acquisition off-line so you can get a feel for all the specifics. So we’ll be doing that beginning after our employee meeting.

I’ll continue to talk a little bit and I’ll wrap up. Basically I want to thank you for joining us today. Do you have a question? I don’t think you do. Thank you for joining us today and your support of this Company over many years. I know a significant number of you have followed the Company. I’m pleased to put before you today a transaction that gets liquidity, maximizes shareholder value and delivers a 75% premium over the last 90 days. We’ve got a question? All right, I’ll take one. Go ahead.

Operator

[Andrew Shell].

Andrew Shell — Analyst

Yes, good morning.

Michael Ferrara - Microfluidics International Corporation - CEO

Hi, Andre, how are you? Thanks for joining us.

Andrew Shell — Analyst

The one question I had I didn’t fully understand. I mean I didn’t fully understand what the — the first option was an all cash tender, the second option was — I guess my question is I’m concerned about the tax implications of this. Is there any kind of conversion into IDEX stock being contemplated? Is that what the second option is? I didn’t fully understand that.

Michael Ferrara - Microfluidics International Corporation - CEO

Good question, Andre. There is not a conversion to IDEX stock. It’s an all cash deal.

Andrew Shell — Analyst

All right.

Michael Ferrara - Microfluidics International Corporation - CEO

And $1.35; right now the management, Celgene, of course Abraxis and our founder, Irwin Gruverman, have tendered [Correction to text: agreed to tender] their shares [Correction to text: in the case of Abraxis, its debenture,] and our Board and we’re going to work real hard over the next 30 days to encourage everyone to look at this deal fairly and hopefully positively.

Andrew Shell — Analyst

And let’s assume that people don’t regard it positively, is there a certain majority of shares that have to be tendered? I’m just asking this question so I understand all the implications here.

Michael Ferrara - Microfluidics International Corporation - CEO

Yes, we’ll be sending out in the next couple of weeks a more detailed document that will get you the — I’d rather not — I can comment, I know the answer, but I’d rather you read the 14D which details it. Peter?

Peter Byczko - Microfluidics International Corporation - VP of Finance, CAO

The Schedule TO will be filed within 10 business days.

Michael Ferrara - Microfluidics International Corporation - CEO

You’ll have that, Andre, in great detail, all right?

Andrew Shell — Analyst

All right, very good. Thank you.

Operator

Douglas Schultz, Dominick & Dominick.

Douglas Schultz - Dominick & Dominick - Analyst

Hi, guys. I just was curious if there’s an adjustment mechanism. I haven’t read the 8-K yet, but one of our clients has and they wanted me to check on the expense limitations.

Michael Ferrara - Microfluidics International Corporation - CEO

I don’t understand your question; help me through it. The expense limitations relative to the expense cap, is that what you’re saying?

Douglas Schultz - Dominick & Dominick - Analyst

Yes. I’m sorry, I’m doing this on behalf of a client and I’m just trying to get a sense. Can you walk me very briefly through —?

Michael Ferrara - Microfluidics International Corporation - CEO

Well again, the document you’ll see in a couple of weeks will detail it, but there is no adjustment mechanism. To answer the question, it is what it is.  [Correction to text: The offer price is subject to adjustment if certain of the Company’s transaction related expenses exceed $2,750,000.]

Douglas Schultz - Dominick & Dominick - Analyst

Okay. And when to you guys expect them to start the tender? Sometime probably in the next 10 business days?

Michael Ferrara - Microfluidics International Corporation - CEO

Yes, that’s correct, absolutely correct.

Douglas Schultz - Dominick & Dominick - Analyst

Okay, all right. Sounds great.

Michael Ferrara - Microfluidics International Corporation - CEO

Again, I’d rather — the details of the transaction will all be displayed for everyone to look at; I’d rather you go through them. And off-line I can answer any questions once you see the tendered support agreement and the 14D9, those are all SEC documents that we worked very hard on that are ready to go out.

Douglas Schultz - Dominick & Dominick - Analyst

Okay, terrific. Thank you very much.

Operator

(Operator Instructions). You have no more questions at this time, sir.

Michael Ferrara - Microfluidics International Corporation - CEO

Thank you very much, everyone. And to our shareholders that have been loyal, I hope this is favorably received. Peter and I will be on the phone here after we talk to our employees this morning to chat with you off-line on any questions you might have and how this all happened, and I’ll be delighted to do so. So thank you very much. Look forward to talking to you later.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

Important additional information will be filed with the SEC and distributed to shareholders of Microfluidics.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Microfluidics. The tender offer for shares of Microfluidics common stock described in this communication has not yet been commenced.

At the time the tender offer is commenced, IDEX and its wholly owned subsidiary, Nano Merger Sub, Inc., intend to file with the SEC and mail to Microfluidics shareholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related tender offer documents, and Microfluidics intends to file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about IDEX, Nano Merger Sub, Inc., Microfluidics, the transaction and other related tender offer matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents to be filed with the SEC by IDEX, Nano Merger Sub, Inc. and Microfluidics through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of IDEX or Microfluidics.